**EXHIBIT 99.1**

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Date: May 15, 2026

BLUECREST CAPITAL MANAGEMENT LIMITED

By: */s/* Michael Bell
Michael Bell
Authorized Signatory

MICHAEL PLATT

By: /s/ Steven Pariente
Steven Pariente
As attorney-in-fact for Michael Platt

JOSEPH WALKUSH

By: /s/ Joseph Walkush
Joseph Walkush

COSTIN BONTAS

By: /s/ Costin Bontas
Costin Bontas

ERIC DONG

By: /s/ Eric Dong
Eric Dong